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                                                                    Exhibit 99.1
                           Amdocs Announces Agreement
             to Sell Convertible Senior Notes and Repurchase Shares




ST. LOUIS, MO, March 2, 2004 -- Amdocs Limited (NYSE: DOX), a leading provider of billing and CRM products and services for true, integrated customer management, today announced that it has entered into an agreement to sell $450 million aggregate principal amount of its 0.50% Convertible Senior Notes due 2024 through a previously announced private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In addition, Amdocs has granted the initial purchasers of the notes the option to purchase up to an additional $67.5 million aggregate principal amount of notes.

The 0.50% Convertible Senior Notes due 2024 are convertible if certain conditions are satisfied into ordinary shares of Amdocs at an initial conversion rate of 23.1911 shares per $1,000 principal amount of notes, subject to adjustment. This represents a conversion premium of 54% to yesterday's $28.00 closing price of Amdocs Ordinary Shares on the New York Stock Exchange. The notes will mature on March 15, 2024, unless earlier converted, redeemed or repurchased. Interest on the notes will be payable at the rate of 0.50% per annum on March 15 and September 15 of each year, beginning on September 15, 2004. The notes can be put to the Company on March 15 of 2009, 2014 and 2019 and are callable only after March 20, 2009. The notes will be senior unsecured and unsubordinated debt and will rank equal in priority with all of the Company's existing and future unsecured and unsubordinated debt. The offering is expected to close on March 5, 2004, subject to customary closing conditions.

Amdocs has also agreed to use approximately $170.1 million of the proceeds of the offering to repurchase approximately 6.1 million of its ordinary shares sold short by purchasers of the notes in negotiated transactions concurrently with this offering. Amdocs intends to use the balance of the proceeds for general corporate purposes, as well as for future possible strategic opportunities, including acquisitions. Amdocs may also use the net proceeds and other cash resources to repurchase its 2% Convertible Notes due June 1, 2008, which the Company may be required to repurchase from the holders thereof on June 1, 2004. Due to the conversion price for the 2% Convertible Notes, it is likely that the holders of such notes will require the Company to repurchase such notes on June 1, 2004. Approximately $395.5 million aggregate principal amount of the 2% Convertible Notes is currently outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offers of the securities will be made only by means of a private offering memorandum. The notes will be issued in a private placement and are expected to be resold by the initial purchasers to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. The notes and the ordinary shares issuable upon conversion of the notes have not been registered under the Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Statements in this release that are not historical facts and that relate to future plans or events are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Amdocs' intention to raise proceeds through the offering and sale of convertible senior notes, the terms of the notes, the timing of and conditions of closing and the amount and use of proceeds. There can be no assurance that Amdocs will complete the offering on the anticipated terms or at






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all. Amdocs' ability to complete the offering will depend, among other things, on market conditions. Amdocs' actual results may differ materially from those indicated or implied by the forward-looking statements. These include uncertainties relating to market conditions for corporate debt securities in general and the notes in particular as well as other factors discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F, filed on December 24, 2003, and in its Form 6-K filed February 17, 2004.

All forward-looking statements in this press release are based on information available to Amdocs on the date hereof. All written or oral forward-looking statements attributable to Amdocs or persons acting on Amdocs' behalf are expressly qualified in their entirety by the factors referred to above. Amdocs does not intend to update these forward-looking statements.

About Amdocs

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company, Amdocs employs approximately 9,000 IT professionals and serves customers in more than 40 countries. Amdocs reported revenue of nearly $1.5 billion in fiscal 2003. For more information, visit Amdocs at www.amdocs.com.

Contact:
Thomas G. O'Brien
Treasurer and Vice President of Finance and Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com